Filed Pursuant to Rule 433
Registration No. 333-178642

February 4, 2014

WEBSTER FINANCIAL CORPORATION
4.375% SENIOR NOTES DUE 2024

Issuer:	Webster Financial Corporation
Principal Amount:	$150,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Expected Rankings (Moody’s/S&P)(1):	Baa1 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services
CUSIP/ISIN:	947890 AH2 / US947890AH22
Maturity Date:	February 15, 2024
Trade Date	February 4, 2014
Settlement Date:	T+5; February 11, 2014
Coupon:	4.375%
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year beginning August 15, 2014
Price to public:	99.208%
Yield to Maturity:	4.474%
Pricing Benchmark:	2.750% due November 15, 2023
Benchmark Treasury Price/Yield:	101-02+ / 2.624%
Spread to Benchmark:	+185 basis points
Optional Redemption:
At any time prior to January 16, 2024, at the greater of 100% of the principal amount of the notes or at a make whole discounted to the redemption date at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 30 basis points.
On or after January 16, 2024, redeemable at par.

Denominations:	$2,000 and integral multiples of $1,000
Use of Proceeds	The net proceeds are expected to be used for general corporate purposes.
Underwriters:	Joint Book-Running Managers: Jefferies LLC Deutsche Bank Securities Inc. Sandler O’Neill & Partners, L.P.

(1) The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the notes will be made to investors on February 11, 2014, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the initial pricing date of the notes or on the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their notes on the initial pricing date of the notes or on the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Jefferies LLC, by calling toll-free at 1-877-547-6340, Deutsche Bank Securities Inc. by calling toll-free at 1-800-503-4611 or Sandler O’Neill & Partners, L.P. by calling toll-free (866) 805-4128.

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